Exhibit 99.3

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 25, 2025, AT 2:00 P.M.

Date, Time, and Place: March 25, 2025, at 2:00 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Board of Directors’ Meeting was verified, given the presence of most of the members of the Board of Directors, under Articles 15 and 18 of its Bylaws, namely: Jeremiah O’Callaghan (Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

The meeting was also attended by Messrs. Gilberto Tomazoni, Global CEO, Wesley Mendonça Batista Filho, Global Chief Operating Officer, Guilherme Cavalcanti, Global CFO and Investor Relations Officer, and Daniel Pitta, Chief Legal Officer.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: discussion and resolution on the authority limits of the Executive Board to perform the acts provided for in item XXV of Article 19 of the Company’s Bylaws.

Discussions and Resolutions:

(i) Mr. Jeremiah O’Callaghan presented to the Board members the proposal to renew the authority limits of the Executive Board established in item XXV of Article 19 of the Company’s Bylaws. The Chair of the Board of Directors emphasized that the Governance, Compensation, and Nomination Committee analyzed the authority limits and recommended the approval of their renewal.

After discussing the matter, the members of the Company’s Board of Directors unanimously approved the following authority limits for the Company’s Executive Board regarding the acts provided for in item XXV of Article 19 of the Company’s Bylaws:

(a)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for the issue of any funding instruments, including “bonds”, “notes”, “promissory notes”, “certificate of receivables”, “commercial papers”, or others commonly used in the market, as well as to set the conditions for their issue and redemption;
(b)	The amount equivalent to US$200,000,000.00 (two hundred million U.S. dollars), per transaction, for the acquisition or disposal of equity interests, corporate associations, or strategic alliances with third parties;
(c)	The amount equivalent to R$200,000,000.00 (two hundred million U.S. dollars), per transaction, for the acquisition or disposal of permanent assets and properties;
(d)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for the the establishment of real encumbrances and the provision of guarantees, sureties, and warranties for its own obligations and/or those of its subsidiaries;
(e)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for incurring debt, in the form of loans or issue of debt instruments or assumption of debt, or any legal transaction that affects the Company’s capital structure;
(f)	The amount equivalent to R$1,000,000.00 (one million reais), per contract and per year, for the placement of guarantees by the Company, in rental contracts in favor of its employees and/or employees of subsidiaries directly or indirectly controlled by the Company, for the duration of their employment contract; and
(g)	The amount equivalent to US$500,000,000.00 (five hundred million U.S. dollars), for the execution of any contract, agreement, or other instrument that (i) prevents the Company or its subsidiaries from carrying out termination with notice lower than ninety (90) days; or that (ii) requires the payment of any type of penalty or pecuniary obligation to the Company or its subsidiaries, including but not limited to fines, loss of profits, take-or-pay clause, or that establishes the commitment of the Company or its subsidiaries to remain with the obligation to pay maturing installments whose value is equal to or higher than the equivalent to three (3) months of the pecuniary obligations ordinarily established by the same instrument.

All acts performed by the Company’s Executive Board and/or attorneys-in-fact within the authority limits described above, between January 01, 2025 and the date of this meeting, are hereby ratified.

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form and their publication by omitting the signatures, under paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Sérgio Turra, Carlos Hamilton Vasconcelos Araújo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the
Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, March 25, 2025.

Milena Hitomi Yanagisawa

Secretary

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